SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

HealthWarehouse.com, Inc.

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

42227G202

(CUSIP Number)

Lalit Dhadphale

President and Chief Executive Officer

HealthWarehouse.com, Inc.

7107 Industrial Road

Florence, Kentucky 41042

Tel.: (513) 618-0911

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(1)	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only).

Lalit Dhadphale

(2)	Check the Appropriate Box if a Member of a Group

(a) ☐ b) ☒

(3)	SEC Use Only

(4)	Source of Funds	PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	United States

Number of	(7)	Sole Voting Power	*4,380,053
Shares Bene-
Ficially	(8)	Shared Voting Power
Owned by Each
Reporting	(9)	Sole Dispositive Power	*4,380,053
Person With
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

*4,380,053

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row (11)	**25.4

(14)	Type of Reporting Person	IN

*	Includes ownership of (i) 2,463,387 outstanding common shares, (ii) 416,666 common shares underlying vested, exercisable options, and (iii) 1,500,000 common shares underlying exercisable warrants.

**	Percentage calculated on the basis of 15,353,160 shares of common stock issued and outstanding on February 1, 2013, plus 416,666 common shares underlying vested, exercisable options, plus 1,500,000 common shares underlying exercisable warrants.

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Item 5.	Interest in Securities of the Issuer.

This constitutes Amendment No. 5 (“Amendment No. 5”) to the statement on Schedule 13D filed on behalf of Lalit Dhadphale (the “Reporting Person”), dated and filed May 21, 2009 (the “Statement”), relating to the common stock (the “Common Stock”) of HealthWarehouse.com, Inc. (the “Company” or “Issuer”). The Company’s principal executive offices are located at 7107 Industrial Road, Florence, Kentucky 41042. This Amendment No. 5 is being filed to report that since the filing of the Statement, certain material changes in the facts set forth in the Statement have occurred. Unless specifically amended or modified hereby, the disclosures set forth in the Statement, as previously amended, shall remain unchanged.

I.	Lalit Dhadphale

(a)	Aggregate Number: 4,380,053; Percentage: 25.4%.

(b)	The Reporting Person has sole voting and dispositive power over the shares held by him.

(c)	On February 1, 2013, the Reporting Person purchased 500,000 shares of the Common Stock from the Company in a private transaction, for a purchase price of $1.00 per share. In addition, in connection with the purchase of the Common Stock, the Company granted the Reporting Person a warrant to purchase 1,500,000 shares of Common Stock from the Company, for an exercise or purchase price of $0.25 per share. The warrant is exercisable immediately, in whole or in part, and has a term of five years.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

On February 1 and 6, 2013, the Issuer completed private placements of a total of 3,501,975 units at a price of $1.00 per unit. Each unit consists of (i) one share of the Issuer’s Common Stock, and (ii) warrants to purchase three shares of the Common Stock at an exercise price of $0.25 per share, which must be exercised within 5 years of February 1, 2013 (the “Private Placement”). As a part of the Private Placement, the Reporting Person purchased 500,000 units, as described in Item 5 above.

In connection with the Private Placement, the Reporting Person has entered into repurchase agreements with each other purchaser of units, pursuant to which he has agreed to repurchase, subject to certain conditions, one-half of each Purchaser’s units at a purchase price of $1.00 per unit if the closing price of the Common Stock is less than $0.25 on five consecutive trading days at any time within one year of February 1, 2013.

[Signature Page Follows]

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 15, 2013	/s/ Lalit Dhadphale
Lalit Dhadphale

Signature Page to Schedule 13D/A Amendment No. 5

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